Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Sterling Financial Corporation
Commission File No. 000-16276

On January 17, 2008, The PNC Financial Services Group, Inc. ("PNC") issued the following press release announcing its earnings and business results for the fourth quarter and year ended December 31, 2007:

CONTACTS:

MEDIA:

Brian E. Goerke

(412) 762-4550

corporate.communications@pnc.com

INVESTORS:

William H. Callihan

(412) 762-8257

investor.relations@pnc.com

PNC REPORTS 2007 NET INCOME OF $1.5 BILLION

AND ADJUSTED NET INCOME OF $1.7 BILLION

Adjusted net income excludes costs of integration, BlackRock incentive shares and Visa litigation

Reaches record assets of $139 billion

PITTSBURGH, Jan. 17, 2008 – The PNC Financial Services Group, Inc. (NYSE: PNC) today reported 2007 net income of $1.5 billion, or $4.35 per diluted share, compared with 2006 net income of $2.6 billion, or $8.73 per diluted share. Net income for 2006 included a $1.3 billion after-tax gain from the BlackRock/Merrill Lynch Investment Managers (MLIM) transaction. Net income for the fourth quarter of 2007 was $178 million, or $.52 per diluted share, compared with $376 million, or $1.27 per diluted share, in the fourth quarter of 2006.

“PNC had a good year in 2007 given the operating environment. We generated solid financial results, we closed several acquisitions and our assets reached record levels. However, our fourth quarter performance did not meet our expectations due to challenges that included unprecedented market volatility and credit deterioration in our residential real estate development portfolio,” said PNC Chairman and Chief Executive Officer James E. Rohr. “Assuming a reasonable economy, we believe PNC is well positioned for an even better year in 2008.”

PNC earned adjusted net income of $1.7 billion, or $5.05 per diluted share, for the year compared with 2006 adjusted net income of $1.5 billion, or $5.08 per diluted share. Adjusted net income for 2007 increased 12 percent over 2006 and was positively impacted by higher revenue from the Mercantile Bankshares Corporation acquisition and organic business growth, partially offset by an increase in the provision for credit losses. Fourth quarter 2007 adjusted net income was $365 million, or $1.07 per diluted share, compared with adjusted net income of $391 million, or $1.32 per diluted share, for fourth quarter 2006.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 2

To help to better understand trends at PNC, some of the period-to-period comparisons in this release are presented on an adjusted basis. References to adjusted amounts in this release reflect, as applicable, the following types of adjustments: (1) adjusting 2006 as if we had recorded our BlackRock investment on the equity method prior to its deconsolidation on September 29, 2006; (2) adjusting to exclude a gain from the BlackRock/MLIM transaction and losses from repositioning PNC’s securities and mortgage loan portfolios in 2006; the net effects of PNC’s BlackRock long-term incentive plan (LTIP) shares obligation in all 2007 periods and fourth quarter 2006; a charge for an indemnification obligation related to certain Visa litigation in the fourth quarter of 2007; and integration costs in all periods; and (3) adjusting, as appropriate, for the tax impact of these adjustments. Details of all adjustments, including reconciliations to reported results under generally accepted accounting principles (GAAP), are included in the Consolidated Financial Highlights section of this release. This section also includes a reconciliation of taxable-equivalent net interest income to net interest income as reported under GAAP.

HIGHLIGHTS

•

Total assets reached a record level of $139 billion as of year end 2007. The company achieved growth by expanding its footprint, growing and deepening customer relationships, and enhancing product capabilities.

•

PNC was differentiated by its diverse revenue mix. Noninterest income represented 57 percent of total revenue for 2007 and grew 10 percent on an adjusted basis compared with 2006. Net interest income grew 30 percent in 2007 compared with 2006.

•

PNC created positive operating leverage in 2007 compared with 2006 as adjusted revenue growth of 18 percent exceeded adjusted noninterest expense growth of 15 percent. Operating leverage on a GAAP basis was negative primarily due to the impact of the 2006 gain from the BlackRock/MLIM transaction.

•

Fourth quarter 2007 diluted earnings per share as adjusted of $1.07 were impacted by the effects of widening credit spreads on the company’s commercial mortgage held-for-sale portfolio and trading positions and by credit migration in residential real estate development exposure. Aside from these challenges, PNC’s businesses performed well.

•

Overall asset quality remained strong, reflecting PNC’s commitment to maintaining a moderate risk profile. While nonperforming assets did increase, the coverage ratio of the allowance for loan and lease losses to nonperforming loans was 190 percent and the allowance for loan and lease losses to total loans increased to 1.21 percent at December 31, 2007.

•	PNC continued to be well capitalized and maintained a strong liquidity position.

•

As part of the company’s strategy to optimize business returns, PNC acquired Albridge Solutions Inc. and Coates Analytics, LP during the quarter to enhance the offerings of PFPC and announced the pending sale of J.J.B. Hilliard, W.L. Lyons, Inc., a brokerage business with offices located mainly outside PNC’s retail banking footprint. The Yardville National Bancorp transaction closed on October 26, adding approximately $1.9 billion in loans and $2.0 billion in deposits. Yardville systems integration and conversion to the PNC brand are scheduled for first quarter 2008.

•

PNC’s investment in BlackRock was $4.1 billion at December 31, 2007 and the company had an additional $5.3 billion of pretax value that was not recognized at that date based on BlackRock’s closing market price.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 3

Return on average common shareholders’ equity for the year was 10.53 percent, or 12.21 percent as adjusted. Return on average common shareholders’ equity for 2006 was 27.97 percent, or 16.31 percent as adjusted. The return in 2006 was impacted by the BlackRock/MLIM transaction. For the fourth quarter of 2007, return on average common shareholders’ equity was 4.78 percent, or 9.81 percent as adjusted. Return on average common shareholders’ equity for the fourth quarter of 2006 was 13.82 percent, or 14.36 percent as adjusted.

BUSINESS SEGMENT RESULTS

Retail Banking

Full year 2007 earnings for Retail Banking increased $128 million to $893 million, up 17 percent compared with 2006. The increase was largely due to the acquisition of Mercantile Bankshares Corporation and client growth. Retail Banking earned $215 million for the quarter compared with $184 million for the prior year quarter and $250 million for the third quarter of 2007. The 17 percent increase over the fourth quarter of 2006 was driven by acquisitions and continued growth in fee income, partially offset by investments in new branches and an increase in the provision for credit losses. The 14 percent decline linked quarter was primarily due to an increase in the provision for credit losses.

Retail Banking overview:

•

Net interest income on a taxable equivalent basis for the fourth quarter of 2007 grew $124 million, or 30 percent, compared with the fourth quarter of 2006 primarily as a result of acquisitions and core business growth. Compared with the linked quarter, net interest income was stable.

•

Noninterest income for the quarter increased $76 million, or 20 percent, compared with the prior year fourth quarter and was relatively flat compared with the third quarter of 2007. The growth in fee income from the fourth quarter of 2006 was driven by acquisitions, higher brokerage and asset management fees, and increased volume-related consumer fees. Fourth quarter 2007 fees were impacted by recent market conditions, including lower consumer spending and the lack of market liquidity affecting loan sales.

•

Noninterest expense for the fourth quarter of 2007 increased $116 million, or 25 percent, compared with the prior year fourth quarter and remained relatively flat with the third quarter of 2007. The increase in expense from fourth quarter 2006 was driven by acquisitions, expenses directly associated with fee income-related businesses and investments in new branches.

•

Provision for credit losses was $70 million for the fourth quarter of 2007 compared with $35 million in the year ago quarter and $8 million in the linked quarter. The increases were primarily due to residential real estate development exposure. Despite the increase in the provision, asset quality remained relatively strong given the credit environment.

•

Average loan balances increased $11.6 billion, or 48 percent, over the year-ago quarter and increased slightly compared with the third quarter of 2007. The growth over the prior year quarter was primarily driven by acquisitions and continued growth in small business lending.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 4

•

Average deposit balances increased $9.8 billion, or 21 percent, over the previous year quarter and increased slightly when compared with the third quarter of 2007. The growth over the prior periods was primarily due to acquisitions partially offset by lower certificates of deposit as a result of a focus on relationship customers rather than pursuing higher-rate single service products. The deposit strategy of Retail Banking is to remain disciplined on pricing while targeting specific markets for growth.

•	Assets under management were $73 billion at December 31, 2007, an increase of $19 billion, or 35 percent, compared with December 31, 2006 primarily due to the Mercantile acquisition.

•

PNC had 1,109 branches and an ATM network of 3,900 machines at December 31, 2007. The Yardville acquisition contributed 35 branches and 39 ATMs. In addition PNC opened five new branches and consolidated three branches during the fourth quarter from continued focus on branch network optimization.

Corporate & Institutional Banking

Corporate & Institutional Banking earned $432 million in 2007 compared with $454 million in 2006. Earnings were $91 million in the fourth quarter of 2007 compared with $126 million in the fourth quarter of 2006 and $87 million in the third quarter of 2007. The decreases in both 2006 comparisons were due to an increase in the provision for credit losses, higher noninterest expense and lower noninterest income somewhat offset by higher net interest income. The increase from the linked quarter was due to higher net interest income mostly offset by lower noninterest income, an increase in the provision and higher noninterest expense.

Corporate & Institutional Banking overview:

•

Net interest income on a taxable-equivalent basis for the fourth quarter of 2007 grew $51 million, or 27 percent, compared with the fourth quarter of 2006 and $33 million, or 16 percent, compared with the third quarter of 2007. The increases were a result of deposit and loan growth and in the prior year quarter the comparative impact of the Mercantile acquisition.

•

Noninterest income decreased $42 million, or 21 percent, compared with the prior year quarter and $22 million, or 12 percent, compared with the third quarter of 2007. The decreases in both comparisons were driven by a $26 million valuation adjustment for commercial mortgage loans held for sale in the fourth quarter of 2007 and lower merger and acquisition advisory fees somewhat offset by higher fees from other corporate services. The comparison to the prior year quarter also reflects reduced loan sale gains.

•

Noninterest expense increased $23 million, or 12 percent, compared with the fourth quarter of 2006 and $11 million, or 5 percent, compared with the linked quarter. The increases were attributable to business growth and in the prior year comparison the acquisitions of Mercantile and ARCS Commercial Mortgage.

•

Average loan balances increased $4.3 billion, or 23 percent, from the prior year fourth quarter and $1.5 billion, or 7 percent, compared with the third quarter of 2007. The increase from the prior year quarter resulted from the Mercantile acquisition and organic loan growth. In the linked quarter comparison the Yardville acquisition and loan growth across all customer segments contributed to the increase.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 5

•

Average deposit balances for the quarter increased $2.9 billion, or 25 percent, compared with the fourth quarter of 2006 and $1.0 billion, or 8 percent, compared with the linked quarter. The increase compared with the prior year quarter was the result of higher corporate deposits in money market accounts and noninterest-bearing deposit growth due to the Mercantile acquisition and business growth. On a linked quarter basis, the increase related to growth in treasury management services and commercial mortgage servicing deposits.

•

Provision for credit losses was $69 million in the fourth quarter compared with $6 million in the fourth quarter of 2006 and $55 million in the linked quarter. The increase in the provision was due to growth in total credit exposure and credit quality migration primarily related to real estate lending.

•

The commercial mortgage servicing portfolio was $243 billion at December 31, 2007, an increase of 22 percent from December 31, 2006. The increase relates in part to the ARCS acquisition which added $13 billion of commercial mortgage servicing.

PFPC

PFPC earned $128 million in 2007 compared with $124 million in 2006. Results for 2006 benefited from the impact of a $14 million reversal of deferred taxes related to earnings of a foreign subsidiary. Higher servicing revenue in 2007 was driven by market appreciation, new business and organic growth while operating expense increased to support this business growth.

PFPC earned $32 million for the fourth quarter of 2007 compared with $31 million in the year-earlier period and $33 million in the linked quarter. Servicing revenue increased $20 million, or 10 percent, from the fourth quarter of 2006 and $7 million, or 3 percent, from the linked quarter. These increases were fueled by strong fee income growth in offshore operations as well as the impact of the December 2007 acquisitions of Albridge Solutions Inc. and Coates Analytics, LP. Operating expense increased $21 million, or 14 percent, from the year ago quarter and $8 million, or 5 percent, from the linked quarter reflecting higher headcount and technology costs to support additional business as well as costs related to the acquisitions.

PFPC provided accounting/administration services for $990 billion of net fund assets and provided custody services for $500 billion of fund assets as of December 31, 2007 compared with $837 billion and $427 billion, respectively, on December 31, 2006 and $922 billion and $497 billion, respectively, at September 30, 2007. Total fund assets serviced by PFPC were $2.5 trillion at December 31, 2007 compared with asset servicing levels of $2.2 trillion at December 31, 2006 and $2.5 trillion at September 30, 2007.

Other, including BlackRock

The “Other, including BlackRock” category, for the purposes of this release, includes the earnings and gains or losses related to PNC’s equity interest in BlackRock, integration costs, asset and liability management activities including net securities gains or losses and certain trading activities, equity management activities, differences between business segment performance reporting and financial statement reporting under GAAP, corporate overhead, and intercompany eliminations.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 6

PNC recorded earnings of $14 million in Other in 2007 compared with $1.3 billion in 2006. Other for 2006 included a $1.3 billion after-tax gain from the BlackRock/MLIM transaction. For the fourth quarter of 2007 PNC recorded a loss of $160 million in Other compared with earnings of $35 million in the fourth quarter of 2006 and earnings of $37 million in the third quarter of 2007. Other for the fourth quarter of 2007 included a $53 million after-tax charge for an indemnification obligation related to certain Visa litigation. The decrease in Other earnings in both periods of comparison was also due to higher charges for our BlackRock LTIP shares obligation, lower proprietary trading results and higher integration costs. Integration costs for the fourth quarter of 2007 included a provision-related pretax charge of $45 million associated with the Yardville transaction.

CONSOLIDATED REVENUE REVIEW

Taxable-equivalent net interest income totaled $800 million for the quarter, an increase of 40 percent compared with $571 million for the year-earlier period and an increase of 4 percent compared with $767 million for the third quarter of 2007. Net interest income increased over the prior year quarter primarily due to the Mercantile acquisition and, in both comparisons, as a result of balance sheet growth. In the linked quarter comparison, the Yardville acquisition contributed to the increase. The net interest margin in the fourth quarter of 2007 was 2.96 percent compared with 2.88 percent in the year-earlier period and 3.00 percent in the third quarter of 2007.

Noninterest income totaled $834 million for the fourth quarter of 2007 compared with $969 million for the same quarter in the prior year and $990 million for the third quarter of 2007. Adjusted noninterest income for the fourth quarter was $961 million compared with $991 million as adjusted for the fourth quarter of 2006 and $1.042 billion as adjusted for the third quarter of 2007.

The $30 million, or 3 percent, decline in adjusted noninterest income compared with fourth quarter 2006 was largely due to lower trading results, a valuation adjustment for commercial mortgage loans held for sale and lower gains on loan sales somewhat offset by growth in asset management, brokerage and consumer service fees and the impact of the Mercantile acquisition. In the linked quarter comparison, adjusted noninterest income decreased $81 million, or 8 percent, primarily due to lower trading results, lower equity management (private equity) gains, lower corporate service fees mainly related to mergers and acquisitions advisory services, and a valuation adjustment for commercial mortgage loans held for sale. These were somewhat offset by growth in asset management and fund servicing revenue and consumer services fees.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 7

CONSOLIDATED EXPENSE REVIEW

Noninterest expense for the fourth quarter of 2007 was $1.213 billion compared with $969 million in the prior year quarter and $1.099 billion for the third quarter of 2007. Fourth quarter noninterest expense was $1.096 billion as adjusted compared with $969 million (no adjustments) for the fourth quarter of 2006 and $1.058 billion as adjusted for the linked quarter.

The increase in adjusted noninterest expense compared to the fourth quarter of 2006 was a result of the acquisition of Mercantile and investments in growth initiatives while maintaining disciplined expense management. Adjusted noninterest expense increased compared with the linked quarter reflecting the Yardville acquisition and continued investments in business growth somewhat offset by Mercantile integration expense savings.

CONSOLIDATED BALANCE SHEET REVIEW

Total assets were $138.9 billion at December 31, 2007 compared with $101.8 billion at December 31, 2006 and $131.4 billion at September 30, 2007. The increase compared with December 31, 2006 was primarily due to the Mercantile acquisition, growth in loans and higher securities. The increase compared with the linked quarter end was attributable to the close of the Yardville transaction and higher securities, loans and loans held for sale.

Average loans of $67.2 billion for the quarter increased $18.2 billion, or 37 percent, compared with the year-earlier period and increased $2.3 billion, or 4 percent, compared with the third quarter of 2007. The increase in average loans compared with the fourth quarter of 2006 was primarily a result of the Mercantile acquisition and higher commercial and residential mortgage loans. The increase compared with the linked quarter was due to the close of the Yardville acquisition and growth in commercial loans.

Average securities available for sale for the fourth quarter of 2007 were $29.2 billion, an increase of $8.0 billion, or 37 percent, compared with the fourth quarter of 2006 and an increase of $2.1 billion, or 8 percent, compared with the third quarter of 2007. The increase in securities over the prior year quarter was primarily the result of the Mercantile transaction and, in both quarters of comparison, the addition of residential mortgage-backed and commercial mortgage-backed securities as part of the company’s balance sheet management activities.

Average deposits of $80.8 billion grew $15.8 billion, or 24 percent, compared with the fourth quarter of 2006 and $2.4 billion, or 3 percent, compared with the linked quarter. Average deposits increased from the prior year quarter as a result of acquisitions and growth in money market and noninterest-bearing demand deposits. In the linked quarter comparison, average deposits increased due to the acquisition of Yardville and higher time deposits.

Average borrowed funds for the fourth quarter of 2007 were $28.6 billion, an increase of $13.9 billion compared with the fourth quarter of 2006 and an increase of $3.4 billion compared with the third quarter of 2007. The increases were due to acquisitions and to fund earning asset growth.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 8

During the fourth quarter of 2007 PNC completed an agreement with the Internal Revenue Service regarding cross-border lease transactions and recorded a $7 million after-tax charge. This settlement removed a significant uncertainty from PNC’s tax position.

PNC’s Tier 1 risk-based capital ratio was an estimated 6.8 percent at December 31, 2007 compared with 10.4 percent at December 31, 2006 and 7.5 percent at September 30, 2007. The decline in the ratios in the comparisons was primarily due to the impact of acquisitions, which increased risk-weighted assets and goodwill, and organic balance sheet growth. The company repurchased 11.1 million common shares under common stock repurchase programs at a cost of approximately $800 million during 2007. In October 2007 the PNC board of directors authorized a new program to purchase up to 25 million shares of PNC common stock which replaced and terminated the prior common stock repurchase program. Management does not expect to actively engage in share repurchase activity for the foreseeable future. PNC issued approximately 3.4 million shares of common stock and paid approximately $156 million in cash to Yardville shareholders at closing of the acquisition in October.

ASSET QUALITY REVIEW

Overall asset quality at PNC remained strong as the company continued to focus on maintaining a moderate risk profile. The provision for credit losses for the fourth quarter of 2007 was $188 million, or $143 million on an adjusted basis, compared with $42 million in the fourth quarter of 2006 and $65 million in the third quarter of 2007. The increase in the adjusted provision in the current quarter was primarily due to the real estate portfolio including residential real estate development exposure and growth in total credit exposure. Total residential real estate development outstandings were approximately $2.1 billion at December 31. The adjustment for the fourth quarter of 2007 reflects a provision-related pretax charge of $45 million associated with the Yardville transaction.

Net charge-offs for the fourth quarter of 2007 were $83 million, or .49 percent of average loans, compared with net charge-offs of $45 million, or .36 percent, for the fourth quarter of 2006 and net charge-offs of $49 million, or .30 percent, for the third quarter of 2007. The increase in net charge-offs compared with the linked quarter related to commercial, commercial real estate and consumer loans.

Nonperforming assets at December 31, 2007 were $478 million, or .70 percent of total loans and foreclosed assets, compared with ratios of .34 percent at December 31, 2006 and .43 percent at September 30, 2007. Nonperforming assets increased $307 million compared with the balance a year ago and $192 million compared with September 30, 2007. The increases over the prior quarters were due to higher nonaccrual commercial real estate loans primarily related to residential real estate development exposure. The allowance for loan and lease losses to nonperforming loans was 190 percent at December 31, 2007.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 9

CONSOLIDATED FINANCIAL HIGHLIGHTS

The Consolidated Financial Highlights section of this release includes adjusted results for the third and fourth quarters and full year 2007 and for the fourth quarter and full year 2006 reflecting, as applicable, the following types of adjustments: (1) 2006 reflects the impact of the deconsolidation of BlackRock on September 29, 2006 by adjusting as if we had recorded our BlackRock investment on the equity method prior to its deconsolidation; (2) adjusting 2006 to exclude the impact of the gain on the BlackRock/MLIM transaction and losses on repositioning PNC’s securities and mortgage loan portfolios; (3) adjusting the 2007 periods and fourth quarter 2006 to exclude the net mark-to-market adjustments on PNC’s remaining BlackRock LTIP shares obligation and, as applicable, the gain PNC recognized in first quarter 2007 in connection with the company’s transfer of BlackRock shares to satisfy a portion of its BlackRock LTIP shares obligation and the fourth quarter 2007 charge for an indemnification obligation related to certain Visa litigation; (4) adjusting all periods to exclude integration costs related to acquisitions and to the BlackRock/MLIM transaction as applicable; and (5) adjusting, as appropriate, for the tax impact of these adjustments. This section also includes a reconciliation of these adjusted amounts to net income, certain components of net income, diluted earnings per share and selected ratios as reported under GAAP, and to GAAP condensed, consolidated income statements, and includes a reconciliation of taxable-equivalent net interest income to net interest income as reported under GAAP. The adjusted amounts and reconciliations are provided so that investors, analysts, regulators and others will be better able to evaluate the impact of the BlackRock deconsolidation and certain types of items on our GAAP results for these periods. The absence of other adjusted amounts for periods discussed in this release is not intended to imply that there could not have been other similar types of adjustments for these periods, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown.

CONFERENCE CALL AND SUPPLEMENTAL FINANCIAL INFORMATION

PNC Chairman and Chief Executive Officer James E. Rohr and Chief Financial Officer Richard J. Johnson will hold a conference call for investors today at 10:00 a.m. Eastern Time regarding the topics addressed in this news release and the related financial supplement. Investors should call five to 10 minutes before the start of the conference call at 800-990-2718 or 706-643-0187 (international). The related financial supplement and presentation slides to accompany the conference call remarks may be found at www.pnc.com/investorevents. A taped replay of the call will be available for one week at 800-642-1687 or 706-645-9291 (international); enter conference ID 28866354.

In addition, Internet access to the call (listen only) and to PNC’s fourth quarter and full year 2007 earnings release, supplemental financial information and presentation slides will be available at www.pnc.com/investorevents. A replay of the webcast will be available on PNC’s Web site for 30 days.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 10

The PNC Financial Services Group, Inc. (www.pnc.com) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this news release and in the conference call regarding this news release, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will,” “project” and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2006, including in the Risk Factors and Risk Management sections of that report, and in our third quarter 2007 Form 10-Q and other SEC reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this news release or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporate website at www.pnc.com under “About PNC – Investor Relations – Financial Information.”

•

Our businesses and financial results are affected by business and economic conditions, both generally and specifically in the principal markets in which we operate. In particular, our businesses and financial results may be impacted by:

•	Changes in interest rates and valuations in the debt, equity and other financial markets.

•	Disruptions in the liquidity and other functioning of financial markets, including such disruptions in the markets for real estate and other assets commonly securing financial products.

•	Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates.

•	Changes in our customers’, suppliers’ and other counterparties’ performance in general and their creditworthiness in particular.

•	Changes in customer preferences and behavior, whether as a result of changing business and economic conditions or other factors.

•

A continuation of recent turbulence in significant portions of the global financial markets could impact our performance, both directly by affecting our revenues and the value of our assets and liabilities and indirectly by affecting the economy generally.

•

Our operating results are affected by our liability to provide shares of BlackRock common stock to help fund certain BlackRock long-term incentive plan (“LTIP”) programs, as our LTIP liability is adjusted quarterly (“marked-to-market”) based on changes in BlackRock’s common stock price and the number of remaining committed shares, and we recognize gain or loss on such shares at such times as shares are transferred for payouts under the LTIP programs.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 11

•	Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.

•	Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.

•

Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, education lending, and the protection of confidential customer information; and (e) changes in accounting policies and principles.

•

Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance, derivatives and capital management techniques.

•	Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.

•

The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.

•

Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and capital and other financial markets generally or on us or on our customers, suppliers or other counterparties specifically.

•

Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our equity interest in BlackRock, Inc. are discussed in more detail in BlackRock’s filings with the SEC, including in the Risk Factors sections of BlackRock’s reports. BlackRock’s SEC filings are accessible on the SEC’s website and on or through BlackRock’s website at www.blackrock.com.

We grow our business from time to time by acquiring other financial services companies, including our pending Sterling Financial Corporation (“Sterling”) acquisition. Acquisitions in general present us with risks in addition to those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs arising as a result of those issues.

- more -

PNC Reports 2007 Net Income of $1.5 Billion and Adjusted Net Income of $1.7 Billion - Page 12

ADDITIONAL INFORMATION ABOUT THE PNC/ STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation (“Sterling”) will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site at www.sec.gov. In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

[TABULAR MATERIAL FOLLOWS]

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

	As Reported			As Adjusted (a)
THREE MONTHS ENDED Dollars in millions, except per share data	December 31 2007	September 30 2007	December 31 2006	December 31 2007	September 30 2007	December 31 2006

FINANCIAL PERFORMANCE
Revenue
Net interest income (taxable-equivalent basis) (b)	$800	$767	$571	$800	$767	$571
Noninterest income	834	990	969	961	1,042	991

Total revenue	$1,634	$1,757	$1,540	$1,761	$1,809	$1,562

Noninterest expense	$1,213	$1,099	$969	$1,096	$1,058	$969

Net income	$178	$407	$376	$365	$469	$391

Diluted earnings per common share	$.52	$1.19	$1.27	$1.07	$1.37	$1.32
Cash dividends declared per common share	$.63	$.63	$.55	$.63	$.63	$.55

SELECTED RATIOS (c)
Net interest margin	2.96%	3.00%	2.88%	2.96%	3.00%	2.88%
Noninterest income to total revenue (d)	51	57	63	55	58	64
Efficiency (e)	75	63	63	62	59	62
Return on:
Average common shareholders’ equity	4.78%	11.25%	13.82%	9.81%	12.96%	14.36%
Average assets	.52	1.27	1.51	1.07	1.46	1.57

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform with the current period presentation.

(a)	Amounts adjusted to exclude the impact of the following items, in each case, as appropriate, adjusted for the tax impact: (1) the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, (2) acquisition integration costs and, for the fourth quarter of 2007 only, Visa indemnification costs. See pages 16-18 for additional information.
(b)	Reconciliations of net interest income on a GAAP basis to taxable-equivalent net interest income are provided on page 19.
(c)	Reconciliations of selected ratios from the “As Reported” (GAAP) basis to the “As Adjusted” basis are provided on page 18.
(d)	Calculated as noninterest income divided by the sum of net interest income (GAAP basis) and noninterest income.
(e)	Calculated as noninterest expense divided by the sum of net interest income (GAAP basis) and noninterest income.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

	As Reported		As Adjusted
YEAR ENDED Dollars in millions, except per share data	December 31 2007	December 31 2006	December 31 2007 (a)	December 31 2006 (b)
FINANCIAL PERFORMANCE
Revenue
Net interest income (taxable-equivalent basis) (c)	$2,942	$2,270	$2,942	$2,260
Noninterest income	3,790	6,327	3,921	3,572

Total revenue	$6,732	$8,597	$6,863	$5,832

Noninterest expense	$4,296	$4,443	$4,112	$3,587

Net income	$1,467	$2,595	$1,702	$1,514

Diluted earnings per common share	$4.35	$8.73	$5.05	$5.08
Cash dividends declared per common share	$2.44	$2.15	$2.44	$2.15

SELECTED RATIOS (d)
Net interest margin	3.00%	2.92%	3.00%	2.91%
Noninterest income to total revenue (e)	57	74	57	62
Efficiency (f)	64	52	60	62
Return on:
Average common shareholders’ equity	10.53%	27.97%	12.21%	16.31%
Average assets	1.19	2.73	1.38	1.59

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform with the current period presentation.

(a)	Amounts adjusted to exclude the impact of the following items, in each case, as appropriate, adjusted for the tax impact: (1) the gain recognized in connection with the transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation, (2) the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, (3) acquisition integration costs, and (4) Visa indemnification charge. See pages 16-19 for additional information.
(b)	Amounts adjusted to exclude the impact of the following items, in each case, as appropriate, adjusted for the tax impact: (1) the gain on the BlackRock/MLIM transaction, (2) the loss on the securities portfolio rebalancing, (3) BlackRock/MLIM transaction integration costs, (4) the mortgage loan portfolio repositioning loss, and (5) the net mark-to-market adjustment on our BlackRock LTIP shares obligation. Additionally, the amounts are adjusted as if we had also recorded our investment in BlackRock on the equity method for the first nine months of 2006. See pages 16-19 for additional information.
(c)	Reconciliations of net interest income on a GAAP basis to taxable-equivalent net interest income are provided on page 19.
(d)	Reconciliations of selected ratios from the “As Reported” (GAAP) basis to the “As Adjusted” basis are provided on page 18.
(e)	Calculated as noninterest income divided by the sum of net interest income (GAAP basis) and noninterest income. Noninterest income for the first nine months of 2006 included the impact of BlackRock on a consolidated basis, primarily consisting of asset management fees. Noninterest income for the fourth quarter of 2006 and full year 2007 reflected income from our equity investment in BlackRock included in the “Asset management” line item.
(f)	Calculated as noninterest expense divided by the sum of net interest income (GAAP basis) and noninterest income. Noninterest expense for the first nine months of 2006 included the impact of BlackRock on a consolidated basis.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

	Three months ended			Year ended
In millions	December 31 2007	September 30 2007	December 31 2006	December 31 2007	December 31 2006
BUSINESS EARNINGS SUMMARY (a) (b)
Retail Banking	$215	$250	$184	$893	$765
Corporate & Institutional Banking	91	87	126	432	454
PFPC	32	33	31	128	124
Other, including BlackRock (b)	(160)	37	35	14	1,252

Total consolidated net income (c)	$178	$407	$376	$1,467	$2,595

(a)	Our business segment information is presented based on our management accounting practices and management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses and management structure change. Certain prior period amounts have been reclassified to conform with the current period presentation.
(b)	We consider BlackRock to be a separate reportable business segment but have combined its results with Other for this presentation. Our 2007 Annual Report on Form 10-K will provide additional business segment disclosures for BlackRock.
(c)	See pages 13-14 and 16-17.

	December 31 2007	September 30 2007	December 31 2006
BALANCE SHEET DATA
Dollars in millions, except per share data
Assets	$138,920	$131,366	$101,820
Loans, net of unearned income	68,319	65,760	50,105
Allowance for loan and lease losses	830	717	560
Securities available for sale	30,225	28,430	23,191
Loans held for sale	3,927	3,004	2,366
Goodwill and other intangibles	9,551	8,935	4,043
Equity investments	6,045	5,975	5,330
Deposits	82,696	78,409	66,301
Borrowed funds	30,931	27,453	15,028
Shareholders’ equity	14,854	14,539	10,788
Common shareholders’ equity	14,847	14,532	10,781
Book value per common share	43.60	43.12	36.80
Common shares outstanding (millions)	341	337	293
Loans to deposits	83%	84%	76%

ASSETS ADMINISTERED (billions)
Managed	$73	$77	$54
Nondiscretionary	113	112	86

FUND ASSETS SERVICED (billions)
Accounting/administration net assets	$990	$922	$837
Custody assets	500	497	427

CAPITAL RATIOS
Tier 1 risk-based (a)	6.8%	7.5%	10.4%
Total risk-based (a)	10.3	10.9	13.5
Leverage (a)	6.2	6.8	9.3
Tangible common equity (b)	4.7	5.2	7.4
Common shareholders’ equity to assets	10.7	11.1	10.6

ASSET QUALITY RATIOS
Nonperforming loans to total loans	.64%	.38%	.29%
Nonperforming assets to total loans and foreclosed assets	.70	.43	.34
Nonperforming assets to total assets	.34	.22	.17
Net charge-offs to average loans (for the three months ended)	.49	.30	.36
Allowance for loan and lease losses to loans	1.21	1.09	1.12
Allowance for loan and lease losses to nonperforming loans	190	290	381

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform with the current period presentation.

(a)	The ratios as of December 31, 2007 are estimated.
(b)	Common shareholders’ equity less goodwill and other intangible assets net of deferred taxes (excluding mortgage servicing rights) divided by assets less goodwill and other intangible assets net of deferred taxes (excluding mortgage servicing rights).

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

RECONCILIATIONS OF “AS REPORTED” (GAAP) NET INCOME AND DILUTED EPS TO “AS ADJUSTED” AMOUNTS

In millions, except per share data

THREE MONTHS ENDED	December 31, 2007			September 30, 2007
	Adjustments, Pretax	Net Income	Diluted EPS	Adjustments, Pretax	Net Income	Diluted EPS
Net income, as reported		$178	$.52		$407	$1.19
Adjustments:
BlackRock LTIP (a)	$128	84.24		$50	32	.09
Visa indemnification (b)	82	53.16
Integration costs (c)	79	50.15		43	30	.09

Net income, as adjusted		$365	$1.07		$469	$1.37

	December 31, 2006
	Adjustments, Pretax	Net Income	Diluted EPS
Net income, as reported		$376	$1.27
Adjustments:
BlackRock LTIP (a)	$12	7.02
Integration costs (c)	10	8.03

Net income, as adjusted		$391	$1.32

YEAR ENDED	December 31, 2007			December 31, 2006
	Adjustments, Pretax	Net Income	Diluted EPS	Adjustments, Pretax	Net Income	Diluted EPS
Net income, as reported		$1,467	$4.35		$2,595	$8.73
Adjustments:
BlackRock LTIP (a)	$127	83.24		$12	7	.02
Visa indemnification (b)	82	53.16
Integration costs (c)	151	99.30		101	47	.16
Gain on BlackRock/MLIM transaction (d)				(2,078)	(1,293)	(4.36)
Securities portfolio rebalancing loss (d)				196	127	.43
Mortgage loan portfolio repositioning loss (d)				48	31	.10

Net income, as adjusted		$1,702	$5.05		$1,514	$5.08

(a)	Includes the impact of the gain recognized in connection with PNC’s transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation and the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, as applicable.
(b)	Our payment services business issues and acquires credit and debit card transactions through Visa U.S.A. Inc. card association or its affiliates (“Visa”). In October 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering (“IPO”) currently anticipated in the first quarter of 2008 (the “Visa Reorganization”). As part of the Visa Reorganization, we received our proportionate share of a class of Visa Inc. common stock allocated to the U.S. members. Visa expects that a portion of these shares will be redeemed for cash out of the proceeds of the IPO. The U.S. members are obligated to indemnify Visa for judgments and settlements related to specified litigation. Visa will set aside a portion of the proceeds from the IPO in an escrow account for the benefit of the U.S. member financial institutions to fund the expenses of the litigation as well as the members’ proportionate share of any judgments or settlements that may arise out of the litigation. In accordance with GAAP, we recorded a liability and operating expense totaling $82 million before taxes in the fourth quarter of 2007 representing our estimate of the fair value of our indemnification obligation for potential losses arising from this litigation. Our estimate is based on publicly available information and other information made available to all of the affected Visa members and does not reflect any direct knowledge of the relative strengths and weaknesses of the litigation still pending or the status of any on-going settlement discussions. We believe that the IPO will be completed and cash will be available through the escrow to satisfy litigation settlements. In addition, based on estimates provided by Visa regarding its planned IPO, we believe that our ownership interest in Visa has a value significantly in excess of our indemnification liability. Our Visa shares will not generally be transferable until they can be converted into shares of the publicly traded class of stock, which cannot happen until the later of three years after the IPO or settlement of all of the specified litigation.
(c)	In addition to integration costs related to recent or pending PNC acquisitions reflected in the 2007 periods, the first three quarters of 2007 and all 2006 periods include BlackRock/MLIM integration costs. BlackRock/MLIM integration costs recognized by PNC in the first three quarters of 2007 and the fourth quarter of 2006 were included in noninterest income as a negative component of the “Asset management” line item, which includes the impact of our equity earnings from our investment in BlackRock. For the first nine months of 2006, BlackRock/MLIM transaction integration costs were included in noninterest expense.
(d)	Included in noninterest income on a pretax basis.

The tables on pages 16-18 and the first table on page 19 represent reconciliations of certain “As Reported” (GAAP) amounts to “As Adjusted” amounts for certain specified items. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for the periods presented. We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities. Adjusted information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. Our 2006 Form 10-K includes additional information regarding our accounting for the prior year adjustments included in the tables above, the BlackRock/MLIM transaction and the BlackRock LTIP shares obligation. Our 2007 Form 10-Qs provide additional information regarding integration costs.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

RECONCILIATIONS OF “AS REPORTED” (GAAP) CONDENSED CONSOLIDATED INCOME STATEMENT TO “AS ADJUSTED” AMOUNTS

In millions

THREE MONTHS ENDED	December 31, 2007			September 30, 2007
	As Reported	Adjustments	As Adjusted (a)	As Reported	Adjustments	As Adjusted (a)
Net interest income	$793		$793	$761		$761
Provision for credit losses	188	$(45)	143	65		65
Noninterest income	834	127	961	990	$52	1,042
Noninterest expense	1,213	(117)	1,096	1,099	(41)	1,058

Income before income taxes	226	289	515	587	93	680
Income taxes	48	102	150	180	31	211

Net income	$178	$187	$365	$407	$62	$469

THREE MONTHS ENDED	December 31, 2006
	As Reported	Adjustments	As Adjusted (a)
Net interest income	$566		$566
Provision for credit losses	42		42
Noninterest income	969	$22	991
Noninterest expense	969		969

Income before income taxes	524	22	546
Income taxes	148	7	155

Net income	$376	$15	$391

YEAR ENDED	December 31, 2007			December 31, 2006
	As Reported	Adjustments	As Adjusted (b)	As Reported	Adjustments	As Adjusted (c)
Net interest income	$2,915		$2,915	$2,245	$(10)	$2,235
Provision for credit losses	315	$(45)	270	124		124
Noninterest income	3,790	131	3,921	6,327	(2,755)	3,572
Noninterest expense	4,296	(184)	4,112	4,443	(856)	3,587

Income before minority interest and income taxes	2,094	360	2,454	4,005	(1,909)	2,096
Minority interest in income of BlackRock				47	(47)
Income taxes	627	125	752	1,363	(781)	582

Net income	$1,467	$235	$1,702	$2,595	$(1,081)	$1,514

(a)	Fourth quarter 2007 amounts adjusted to exclude the impact of the following pretax items: the net mark-to-market adjustment of $128 million on our remaining BlackRock LTIP shares obligation and acquisition integration costs totaling $79 million. For the third quarter of 2007, these adjustments totaled $50 million and $43 million, respectively. For the fourth quarter of 2006, these adjustments totaled $12 million and $10 million, respectively.

Fourth quarter 2007 amounts were also adjusted to exclude the pretax impact of the Visa indemnification charge of $82 million.

The net tax impact of all of these items is reflected in the adjustment to income taxes.

We believe that information as adjusted for the impact of these items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities. Our BlackRock LTIP shares obligation results from an agreement entered into in 2002 and predominantly reflects the market price of BlackRock stock at specified times. Integration costs can vary significantly from period to period depending on whether or not we have any such transaction pending or in process and depending on the size and nature of the transaction. The Visa indemnification costs reflect the accounting required by the Visa Reorganization as described in note (b) on page 16.

(b)	Amounts adjusted to exclude the impact of the following pretax items: (1) the gain of $83 million recognized in connection with PNC’s transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation, (2) the net mark-to-market adjustment totaling $210 million on our remaining BlackRock LTIP shares obligation, (3) acquisition integration costs totaling $151 million, and (4) Visa indemnification charge of $82 million. The net tax impact of these items is reflected in the adjustment to income taxes.
(c)	Amounts adjusted to exclude the impact of the following pretax items: (1) the gain of $2.078 billion on the BlackRock/MLIM transaction, (2) the loss of $196 million on the securities portfolio rebalancing, (3) BlackRock/MLIM transaction integration costs of $101 million, (4) the mortgage loan portfolio repositioning loss of $48 million and (5) a $12 million net loss related to our BlackRock/LTIP shares obligation. The net tax impact of these items is reflected in the adjustment to income taxes. We believe that information as adjusted for the impact of these items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities. See pages 16 and 18-19 for additional information.

Additionally, the amounts for the first nine months of 2006 are also adjusted as if we had recorded our investment in BlackRock on the equity method. We believe that providing amounts adjusted as if we had recorded our investment in BlackRock on the equity method for all periods presented provides a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact on various components of our consolidated income statement.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

RECONCILIATION OF “AS REPORTED” (GAAP)

SELECTED RATIOS TO “AS ADJUSTED” RATIOS (a)

	Three months ended
	December 31 2007	September 30 2007	December 31 2006
Noninterest income to total revenue, as reported	51%	57%	63%
Pretax impact of adjustments	4	1	1

Noninterest income to total revenue, as adjusted	55%	58%	64%

Efficiency, as reported	75%	63%	63%
Pretax impact of adjustments	(13)	(4)	(1)

Efficiency, as adjusted	62%	59%	62%

Return on:
Average common shareholders’ equity, as reported	4.78%	11.25%	13.82%
After-tax impact of adjustments	5.03	1.71	.54

Average common shareholders’ equity, as adjusted	9.81%	12.96%	14.36%

Average assets, as reported	.52%	1.27%	1.51%
After-tax impact of adjustments	.55	.19	.06

Average assets, as adjusted	1.07%	1.46%	1.57%

	Year ended
	December 31 2007	December 31 2006
Net interest margin, as reported		2.92%
Pretax impact of adjustments		(.01)

Net interest margin, as adjusted		2.91%

Noninterest income to total revenue, as reported		74%
Pretax impact of adjustments		(12)

Noninterest income to total revenue, as adjusted		62%

Efficiency, as reported	64%	52%
Pretax impact of adjustments	(4)	10

Efficiency, as adjusted	60%	62%

Operating leverage, as reported	(19)%
Pretax impact of adjustments	22

Operating leverage, as adjusted (b)	3%

Return on:
Average common shareholders’ equity, as reported	10.53%	27.97%
After-tax impact of adjustments	1.68	(11.66)

Average common shareholders’ equity, as adjusted	12.21%	16.31%

Average assets, as reported	1.19%	2.73%
After-tax impact of adjustments	.19	(1.14)

Average assets, as adjusted	1.38%	1.59%

(a)	Adjustments reflected in these reconciliations are disclosed on pages 16-17.
(b)	See “Operating Leverage” table on page 19.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

OPERATING LEVERAGE (a)

YEAR ENDED	December 31, 2007		December 31, 2006		Change
Dollars in millions	As Reported	As Adjusted (b)	As Reported	As Adjusted (b)	As Reported	As Adjusted
Net interest income	$2,915	$2,915	$2,245	$2,235
Noninterest income	3,790	3,921	6,327	3,572

Total revenue	$6,705	$6,836	$8,572	$5,807	(22)%	18%
Noninterest expense	$4,296	$4,112	$4,443	$3,587	(3)%	15%
Operating leverage					(19)%	3%

(a)	See also the reconciliation of the “As Reported” operating leverage ratio to the “As Adjusted” ratio on page 18. Operating leverage is presented on an annual basis only due to quarterly variations and the impact of seasonality on revenues and expenses.
(b)	See adjusted results and related disclosures on page 14.

TAXABLE-EQUIVALENT NET INTEREST INCOME

The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than taxable investments. To provide more meaningful comparisons of yields and margins for all earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under GAAP in the Consolidated Income Statement.

The following is a reconciliation of net interest income as reported in the Consolidated Income Statement to net interest income on a taxable-equivalent basis:

	Three months ended			Year ended
In millions	December 31 2007	September 30 2007	December 31 2006	December 31 2007	December 31 2006
Net interest income, GAAP basis	$793	$761	$566	$2,915	$2,245
Taxable-equivalent adjustment	7	6	5	27	25

Net interest income, taxable-equivalent basis	$800	$767	$571	$2,942	$2,270